UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2019

Commission File Number: 001-38353

PagSeguro Digital Ltd.

(Name of Registrant)

Av. Brigadeiro Faria Lima, 1384, 4º andar, parte A

São Paulo, SP, 01451-001, Brazil

+55 (11) 3038-8127

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

INCORPORATION BY REFERENCE

This current report is incorporated by reference in our registration statement on Form F-3 filed with the U.S. Securities and Exchange Commission, or the SEC, on October 15, 2019, and shall be deemed to be a part thereof from the date on which this current report is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished.

This current report also incorporates by reference our current report on Form 6-K furnished to the SEC on August 15, 2019 (SEC Accession No: 0001193125-19-222567), as amended by our current report on Form 6-K/A furnished to the SEC on October 15, 2019, containing our unaudited condensed consolidated interim financial statements at June 30, 2019 and for the three-month and six-month periods ended June 30, 2019 and June 30, 2018 and related notes (“Interim Financial Statements”), prepared in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board, which are accordingly incorporated by reference in the registration statement on Form F-3 referred to in the preceding paragraph.

The following references in this current report have the meanings shown below:

•	“PagSeguro Digital” and the “Company” mean PagSeguro Digital Ltd. PagSeguro Digital Ltd. is an exempted company with limited liability incorporated under the laws of the Cayman Islands.

•	“PagSeguro Brazil” means Pagseguro Internet S.A., our operating company, a sociedade anônima incorporated in Brazil. Pagseguro Internet S.A. is substantially wholly-owned by PagSeguro Digital Ltd.

•	“PagBank” means our digital banking ecosystem, having the free PagBank digital account as the core of the financial services provided to our clients, and the related banking services.

•

“PagBank digital account” means our free digital payment account, which is the core of our client offering for both merchants and consumers, centralizes all cash-in options, functionalities, services and cash-out options in a single ecosystem so that our clients can grow their businesses in a safe, affordable, scalable and simple way, all without needing a bank account. Our PagBank digital account offers eight cash-out options including wire and peer to peer transfers, QR code payments, bill payments, top up prepaid mobile phone, Uber, Spotify and/or Google Play credits, online purchasing through our eWallet, and in-person and online purchases or cash withdrawals using our PagSeguro prepaid and cash cards.

•	“BancoSeguro” means Bancoseguro S.A., a financial institution incorporated in Brazil and wholly-owned by PagSeguro Digital Ltd.

•	“We,” “us” and “our” mean PagSeguro Digital, PagSeguro Brazil and PagSeguro Brazil’s subsidiaries on a consolidated basis.

•	“PagSeguro” means our digital payments business, which is operated by PagSeguro Brazil.

•	“UOL” mean Universo Online S.A., the controlling shareholder, of PagSeguro Digital.

•	“2018 Form 20-F” means our annual report on Form 20-F for the fiscal year ended December 31, 2018, as filed with the SEC on April 16, 2019.

The term “Brazil” refers to the Federative Republic of Brazil and the phrase “Brazilian government” refers to the federal government of Brazil. “Central Bank” refers to Banco Central do Brasil. References in the current report to “real,” “reais” or “R$” refer to the Brazilian real, the official currency of Brazil and references to “U.S. dollar,” “U.S. dollars” or “US$” refer to U.S. dollars, the official currency of the United States.

Certain amounts and percentages included in this current report have been rounded for ease of presentation. Percentage figures included in this current report have not been calculated in all cases on the basis of the rounded figures but on the basis of the original amounts prior to rounding. For this reason, certain percentage amounts in this current report may vary from those obtained by performing the same calculations using the figures in our audited consolidated financial statements and our unaudited condensed consolidated interim financial statements. Certain other amounts that appear in this current report may not sum due to rounding.

We have translated some of the real amounts included in this current report into U.S. dollars. You should not construe these translations as representations by us that the amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated.

FORWARD-LOOKING STATEMENTS

This current report contain estimates and forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to certain known and unknown risks and uncertainties, as well as assumptions that could cause actual results to differ materially from those reflected in these forward-looking statements.

These estimates and forward-looking statements are based mainly on our current expectations and estimates of future events and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our Class A common shares. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to many significant risks, uncertainties and assumptions and are made in light of information currently available to us.

The words “believe,” “understand,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “seek,” “intend,” “expect,” “should,” “could,” “forecast” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. We do not undertake any obligation to update publicly or to revise any forward-looking statements after we distribute this current report because of new information, future events or other factors. Our independent public auditors have neither examined nor compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. In light of the risks and uncertainties described above, the future events and circumstances discussed in this current report might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements.

SELECTED FINANCIAL AND OPERATING INFORMATION

PagSeguro Digital, our Cayman Islands exempted company, was incorporated on July 19, 2017 for an indefinite term. Prior to the contribution of Pagseguro Brazil to it on January 4, 2018, PagSeguro Digital had not commenced operations and had only nominal assets and liabilities.

Following our IPO on January 23, 2018, PagSeguro Digital began reporting consolidated financial information to shareholders.

The following tables summarize financial data for each of the periods indicated. You should read this information in conjunction with the following other information:

•

our audited consolidated financial statements as of December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018 and the related notes, which are included in our 2018 Form 20-F;

•	our unaudited condensed consolidated interim financial statements, which are included in our current report on Form 6-K furnished to the SEC on August 15, 2019;

•	the information under “Item 5. Operating and Financial Review and Prospects” included in 2018 Form 20-F; and

•

the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Six Month Periods Ended June 30, 2019 and 2018” included elsewhere in this current report.

The selected financial data at June 30, 2019 and for the six months ended June 30, 2019 and 2018 has been derived from our unaudited condensed consolidated interim financial statements. Our unaudited condensed consolidated interim financial statements were prepared in accordance with IAS 34 and include, in the opinion of management, all adjustments considered necessary to present fairly our results of operations and financial position for the periods and dates presented. The results of operations for those interim periods are not necessarily indicative of our results for the full year or any other interim period.

Statements of Operations Data

	For the Six Months Ended June 30,
	2019	2019	2018
	(US$)(1)	(R$)	(R$)
	(in millions, except amounts per share)
Net revenue from transaction activities and other services	394.5	1,511.9	958.1
Net revenue from sales	34.2	131.0	183.4
Financial income	242.1	927.7	607.4
Other financial income	18.4	70.4	180.9

Total revenue and income	689.2	2,641.1	1,929.8

Cost of sales and services	(339.8)	(1,302.2)	(927.5)
Selling expenses	(55.9)	(214.1)	(178.1)
Administrative expenses	(52.8)	(202.2)	(328.2)
Financial expenses	(2.1)	(8.0)	(19.3)
Other expenses, net	(1.1)	(4.1)	(1.0)

Profit before Income Taxes	237.6	910.5	475.8

Current income tax and social contribution	(13.4)	(51.5)	(120.2)
Deferred income tax and social contribution	(59.1)	(226.5)	20.5

Income Tax and Social Contribution	(72.5)	(278.0)	(99.7)

Net Income for the Period	165.0	632.5	376.1

Attributable to:
Owners of the Company	164.8	631.7	375.5
Non-controlling interests	0.2	0.8	0.5
Basic earnings per common share — R$	0.5150	1.9734	1.2262
Diluted earnings per common share — R$	0.5013	1.9212	1.2210

(1)

For convenience purposes only, amounts in reais for the six months ended June 30, 2019 have been translated to U.S. dollars using a rate of R$3.8322 to US$1.00, the commercial selling rate for U.S. dollars at June 30, 2019 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate.

Operating Data

	At and For the Six Months Ended June 30,
	2019(1)		2019		2018
Operating Statistics:
Active merchants at period-end (in millions)		—		4.7		3.5
TPV (in billions)	US$	13.3	R$	51.2	R$	31.3
Average spending per active merchant	US$	3,018	R$	11,566	R$	10,006

(1)

For convenience purposes only, amounts in reais at and for the six months ended June 30, 2019 have been translated to U.S. dollars using a rate of R$3.8322 to US$1.00, the commercial selling rate for U.S. dollars at June 30, 2019 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate.

Balance Sheet Data

The following table presents key line items from our consolidated balance sheet data:

	As of June 30, (Unaudited)		As of December 31,
	2019	2019	2018
	(US$)(1)	(R$)	(R$)
	(in millions)
Current Assets
Cash and cash equivalents	66.5	254.8	2,763.1
Financial investments	459.7	1,761.7	—
Accounts receivable(2)	2,572.7	9,859.2	8,104.7
Inventories	20.5	78.5	88.6
Taxes recoverable	26.1	100.2	65.7
Other receivables	10.9	41.7	20.1

Total Current Assets	3,156.4	12,096.1	11,042.1

Non-Current Assets
Judicial deposits	0.8	2.9	1.5
Accounts receivable	3.2	12.3	—
Prepaid expenses	1.3	5.0	1.0
Investment	0.4	1.5	—
Property and equipment	38.3	146.7	67.1
Intangible assets	111.1	425.9	305.6

Total Non-Current Assets	155.1	594.3	375.2

TOTAL ASSETS	3,311.5	12,690.4	11,417.3

Current Liabilities

	As of June 30, (Unaudited)		As of December 31,
	2019	2019	2018
	(US$)(1)	(R$)	(R$)
	(in millions)
Payables to third parties	1,195.5	4,581.5	4,324.2
Trade payables	62.5	239.5	165.2
Payables to related parties	9.1	34.9	30.8
Salaries and social charges	28.4	109.0	73.9
Taxes and contributions	28.5	109.1	80.1
Provision for contingencies	2.2	8.3	7.0
Other payables	4.3	16.3	29.5

Total Current Liabilities	1,330.4	5,098.5	4,710.8

Non-Current Liabilities
Deferred income tax and social contribution	93.6	358.6	132.1
Other payables	4.1	15.8	—

Total Non-Current Liabilities	97.7	374.4	132.1

TOTAL LIABILITIES	1,428.1	5,472.9	4,842.9

TOTAL EQUITY	1,883.4	7,217.5	6,574.4

TOTAL LIABILITIES AND EQUITY	3,311.5	12,690.4	11,417.3

(1)

For convenience purposes only, amounts in reais as of June 30, 2019 have been translated to U.S. dollars using a rate of R$3.8322 to US$1.00, the commercial selling rate for U.S. dollars at June 30, 2019 as reported by the Central Bank. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate.

(2)	Our Notes receivable line item was renamed Accounts receivable beginning in 2019.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND REULTS OF OPERATIONS FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2019 AND JUNE 30, 2018

The following discussion should be read in conjunction with our 2018 Form 20-F and, in particular, “Item 3. Key Information—Selected Financial and Operating Data,” “Item 4—Information on the Company” and “Item 5—Operating and Financial Review and Prospects” in the 2018 Form 20-F, with the section “Selected Financial and Operating Data” of this current report and with our Interim Financial Statements included in our current report on Form 6-K furnished to the SEC on August 15, 2019.

The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and in our 2018 Form 20-F, particularly in “Item 3. Key Information—Risk Factors.”

This current report includes certain non-GAAP measures, being: non-GAAP Total revenue and income, non-GAAP Other financial income, non-GAAP Total expenses, non-GAAP Cost of sales and services, non-GAAP Administrative expenses, non-GAAP financial expenses, non-GAAP Profit before income taxes, non-GAAP Deferred income tax, non-GAAP effective tax rate, non-GAAP Net income, non-GAAP Basic earnings per common share and non-GAAP Diluted earnings per common share. We present non-GAAP measures when we believe that the additional information is useful and meaningful to investors. These non-GAAP measures are provided to enhance investors’ overall understanding of our current financial performance and its prospects for the future. Specifically, we believe the non-GAAP measures provide useful information to both management and investors by excluding certain expenses, gains and losses, as the case may be, that may not be indicative of our core operating results and business outlook.

These measures may be different from non-GAAP financial measures used by other companies. The presentation of this non-GAAP financial information, which is not prepared under any comprehensive set of accounting rules or principles, is not intended to be considered separately from, or as a substitute for, our financial information prepared and presented in accordance with IFRS. Non-GAAP measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with IFRS. These measures should only be used to evaluate our results of operations in conjunction with the corresponding GAAP measures. For a reconciliation of our non-GAAP financial measures to the most directly comparable GAAP measures for the six months ended June 30, 2019 and 2019, see “—Results of Operations—Reconciliation of Non-GAAP Measures” below.

Results of Operations

The following discussion of our results of operations is based on the financial information derived from our Interim Financial Statements.

Results of Operations in the Six Months Ended June 30, 2019 and 2018

	For the Six Months Ended June 30,
	2019	Percent Change	2018
	(in millions of reais, with the exception of percentages and amounts per share) (Unaudited)
Net revenue from transaction activities and other services	1,511.9	57.8%	958.1
Net revenue from sales	131.0	(28.6)%	183.4
Financial income	927.7	52.7%	607.4
Other financial income	70.4	(61.1)%	180.9

Total revenue and income	2,641.1	36.9%	1,929.8

Cost of sales and services	(1,302.2)	40.4%	(927.5)
Selling expenses	(214.1)	20.3%	(178.1)
Administrative expenses	(202.2)	(38.4)%	(328.2)
Financial expenses	(8.0)	(58.5)%	(19.3)
Other expenses, net	(4.1)	310.0%	(1.0)

PROFIT BEFORE INCOME TAXES	910.5	91.4%	475.8

Current income tax and social contribution	(51.5)	(57.2)%	(120.2)
Deferred income tax and social contribution	(226.5)	(1,204.9)%	20.5

INCOME TAX AND SOCIAL CONTRIBUTION	(278.0)	178.8%	(99.7)

NET INCOME FOR THE PERIOD	632.5	68.2%	376.1

Attributable to:
Owners of the Company	631.7	68.2%	375.5
Non-controlling interests	0.8	60.0%	0.5
Basic earnings per common share - R$	1.9734	60.9%	1.2262
Diluted earnings per common share - R$	1.9212	57.3%	1.2210

Reconciliation of Non-GAAP Measures

The following table presents a reconciliation of our non-GAAP financial measures to the most directly comparable GAAP measures for the six months ended June 30, 2018 and 2018:

	For the Six Months Ended June 30,
	2019	Percent Change	2018
	(in millions of reais, with the exception of percentages and amounts per share)
Total revenue and income	2,641.1	36.9%	1,929.8
Less: Foreign exchange gain on IPO and follow-on proceeds	—	(100.0)%	(117.1)

Non-GAAP total revenue and income (1)	2,641.1	45.7%	1,812.7

Total expenses	(1,730.6)	19.0%	(1,454.1)
Less: Share-based long-term incentive plan (LTIP)	54.2	(80.1)%	272.9
Less: Tax related to remittance of IPO and follow-on proceeds (IOF tax)	—	(100.0)%	13.8

Non-GAAP total expenses (2)	(1,676.4)	43.6%	(1,167.4)

Profit before income taxes	910.5	91.4%	475.8
Plus: Total Non-GAAP adjustments	54.2	(68.0)%	169.6

Non-GAAP profit before income taxes (3)	964.7	49.5%	645.4

Income tax and social contribution	(278.0)	178.8%	(99.7)
Less: Income tax and social contribution on non-GAAP adjustments	(18.4)	(79.7)%	(90.6)

Non-GAAP deferred income tax (4)	(296.4)	55.8%	(190.3)

Net income	632.5	68.2%	376.0
Plus: Total Non-GAAP adjustments	35.8	(54.7)%	79.0

Non-GAAP net income (5)	668.3	46.8%	455.0

Basic earnings per common share - R$	1.9734	60.9%	1.2262
Diluted earnings per common share - R$	1.9212	57.3%	1.2210
Non-GAAP basic earnings per common share - R$ (6)	2.0852	40.5%	1.4839
Non-GAAP diluted earnings per common share - R$ (6)	2.0301	37.4%	1.4776

(1)

Non-GAAP total revenue and income adjustments amounted to R$117.1 million in the six months ended June 30, 2018 and excludes a foreign exchange gain on our IPO primary proceeds in the amount of R$89.8 million and gain on our follow-on offering primary proceeds in the amount of R$27.3 million, which relates to the impact of exchange rate variation on the conversion from U.S. dollars into Brazilian reais of the proceeds from our sale of new shares in our IPO and in our follow-on offering. We exclude this foreign exchange variation from our non-GAAP measures primarily because it is unusual income. The foreign exchange gain on our IPO and follow-on offering proceeds is included within Other financial income. Other financial income in the amount of R$180.9 million is therefore adjusted by excluding the foreign exchange gain on our IPO and follow-on offering proceeds, resulting in Non- GAAP Other financial income in the amount of R$63.8 million.

(2)	Non-GAAP total expenses excludes:

(a)

Stock-based compensation expenses in the total amount of R$54.2 million (R$272.9 million in the six months ended June 30, 2018), consisting of expenses for equity awards under our LTIP. This consists of expenses for equity awards under our long-term incentive plan (LTIP). We exclude stock-based compensation expenses from our non-GAAP measures primarily because they are non-cash expenses and the related employer payroll taxes depend on our stock price and the timing and size of exercises and vesting of equity awards, over which management has limited to no control, and as such management does not believe these expenses correlate to the operation of our business. The total of stock-based compensation expenses is allocated between Cost of sales and services and Administrative expenses. Excluding the stock-based compensation expenses, Cost of sales and services in the amount of R$1,302.2 million (R$927.5 million in the six months ended June 30, 2018) is adjusted by R$4.3 million (R$49.5 million in the six months ended June 30, 2018) resulting in non-GAAP Cost of sales and services of R$1,297.9 million (R$878 million in the six months ended June 30, 2018); and Administrative Expenses in the amount of R$202.2 million (R$328.2 million in the six months ended June 30, 2018) is adjusted by R$49.9 million (R$223.4 million in the six months ended June 30, 2018) resulting in non-GAAP Administrative expenses of R$152.3 million (R$104.8 million in the six months ended June 30, 2018).

(b)

Tax related to remittance of IPO and follow-on offering proceeds (IOF tax), amounted to R$13.8 million in the six months ended June 30, 2018 (where R$13.1 million related to our IPO proceeds and R$0.7 million related to our follow-on offering proceeds), which represents the impact of Brazilian IOF tax (currency remittance tax) payable when we remitted the proceeds from our sale of new shares in our IPO and in our follow-on offering from the Cayman Islands to Brazil. We exclude this IOF tax on the remittance of our IPO and follow-on offering proceeds from our non-GAAP measures primarily because it is an unusual expense. The IOF tax is fully allocated to Financial expenses. Financial expenses in the amount of R$19.3 million was therefore adjusted in the six months ended June 30, 2018 by excluding the IOF tax, resulting in non-GAAP Financial expenses in the amount of R$5.5 million in the six months ended June 30, 2018.

(3)	Non-GAAP profit before income taxes is equal to the sum of the adjustments described in footnotes (1) and (2) above.
(4)

Income tax and social contribution on non-GAAP adjustments consists of income tax at the rate of 34% calculated on the non-GAAP adjustments described in footnotes (1) and (2) above, other than the foreign exchange gain on our IPO primary proceeds in the amount of R$89.8 million and the foreign exchange gain on our follow-on offering proceeds in the amount of R$27.3 million, together, amounting to R$117.1 million in the six months ended June 30, 2018, which is not taxable, and the tax benefits related to other Non-GAAP adjustments. Based on the adjustments describe above, our non-GAAP effective tax rate in June 2019 was 30.7% compared to 29.5% in June 2018. The non-GAAP effective tax rate is calculated dividing non-GAAP deferred income tax by non-GAAP profit before income taxes.

(5)	Non-GAAP net income is equal to the sum of the adjustments described in footnotes (1), (2) and (4) above.
(6)	Non-GAAP basic earnings per common share and Non-GAAP diluted earnings per common share reflect the adjustments to Non-GAAP net income, which is allocated in full to Owners of the Company.

Total revenue and income

Our Total revenue and income amounted to R$2,641.1 million in the six months ended June 30, 2019, an increase of 36.9% from R$1,929.8 million in the six months ended June 30, 2018.

Our non-GAAP Total revenue and income amounted to R$1,812.7 million in the six months ended June 30, 2018. For a reconciliation of our non-GAAP Total revenue and income to our Total revenue and income, see “—Reconciliation of Non-GAAP Financial Measures.”

In the six months ended June 30, 2019, our Net revenue from transaction activities and other services and Financial income, taken together, totaled R$2,439.6 million, an increase of 55.8% from R$1,565.5 million in the six months ended June 30, 2018.

Net revenue from transaction activities and other services

Our Gross revenue from transaction activities and other services in the six months ended June 30, 2019 amounted to R$1,740.3 million, an increase of R$626.3 million, or 56.2%, from R$1,114.0 million in the six months ended June 30, 2018. This increase was principally due to a continued increase in our active merchant base, average spending per merchant and TPV.

Our Gross revenue from transaction activities and other services during the six months ended June 30, 2019 increased by a lesser percentage than our TPV, which increased to R$51.2 billion from R$31.3 billion in the six months ended June 30, 2018. This difference in the growth rate was driven by the mix of debit and credit card payments processed containing a higher percentage of debit card payments and within the credit card payments processed, a lower percentage of credit card transactions made in installments in the six months ended June 30, 2019 compared to the six months ended June 30, 2018.

Our Deductions from gross revenue from transaction activities and other services, which consist principally of sales taxes, amounted to R$228.4 million in the six months ended June 30, 2019, or 13.1% of our Gross revenue from transaction activities and other services for the period. In the six months ended June 30, 2018, Deductions from gross revenue from transaction activities and other services totaled R$155.9 million, or 14.0% of our Gross revenue from transaction activities and other services for the period. The decrease in these Deductions from gross revenues as a percentage of our Gross revenues from transaction activities and other services in the six months ended June 30, 2019 when compared to the six months ended June 30, 2018 is principally due to the reduction in ISS charges.

As a result, our Net revenue from transaction activities and other services in the six months ended June 30, 2019 amounted to R$1,511.9 million, an increase of R$553.8 million, or 57.8%, from R$958.1 million in the six months ended June 30, 2018.

Net revenue from sales

Our Gross revenue from sales in the six months ended June 30, 2019 amounted to R$185.9 million, a decrease of R$71.8 million, or 27.9%, from R$257.7 million in the six months ended June 30, 2018. This decrease was principally due to a different POS device sales mix and hardware price reductions in the six months ended June 30, 2019 when compared to the six months ended June 30, 2018.

Our Deductions from gross revenue from sales in the six months ended June 30, 2019 amounted to R$54.8 million, or 29.5% of our Gross revenues from sales for the period. In the six months ended June 30, 2018, these Deductions totaled R$74.3 million, or 28.8% of Gross revenues from sales for the period. The small increase in these Deductions as a percentage of our Gross revenues from sales is due to a change in the mix of Brazilian states in which we sold POS devices, since ICMS is levied by each state at a different rate.

As a result, our Net revenue from sales in the six months ended June 30, 2019 amounted to R$131.0 million, a decrease of R$52.4 million, or 28.6%, from R$183.4 million in the six months ended June 30, 2018.

Financial income

Our Financial income, which represents the interest income from early payment of notes payable to third parties and the interest on accounts receivable due in installments, amounted to R$927.7 million in the six months ended June 30, 2019, an increase of R$320.3 million, or 52.7% from R$607.4 million in the six months ended June 30, 2018. The growth in this activity compared to the six months ended June 30, 2018 was driven by growth in our TPV for credit card transactions in installments.

Other financial income

Our Other financial income amounted to R$70.4 million in the six months ended June 30, 2019, a decrease of R$110.5 million from R$180.9 million in the six months ended June 30, 2018. This decrease was due to the unusual impact of exchange rates in the conversion from U.S. dollars into Brazilian reais of the proceeds from our sale of new shares in our IPO and in our follow-on offering, which impact amounted to R$117.1 million in the six months ended June 30, 2018.

Our non-GAAP Other financial income, which excludes the foreign exchange gain of R$117.1 million, amounted to R$63.8 million in the six months ended June 30, 2018. For a reconciliation of our non-GAAP Other financial income to our Other financial income, see “—Reconciliation of Non-GAAP Financial Measures.”

Expenses

Our total expenses amounted to R$1,730.6 million in the six months ended June 30, 2019, an increase of R$276.5 million, or 19.0%, from R$1,454.1 million in the six months ended June 30, 2018. As a percentage of our Total revenue and income, our total expenses in the six months ended June 30, 2019 decreased by 9.8 percentage points, to 65.5% in the six months ended June 30, 2019 from 75.3% in the six months ended June 30, 2018.

Our non-GAAP total expenses amounted to R$1,676.4 million in the six months ended June 30, 2019, an increase of R$590.0 million, or 43.6%, from R$1,167.4 million in the six months ended June 30, 2018. This increase was due to the exclusion of the LTIP expenses in the amount of R$54.2 million in the six months ended June 30, 2019 (R$272.9 million in the six months ended June 30, 2018) and IOF tax of R$13.8 million in the six months ended June 30, 2018. As a percentage of our non-GAAP Total revenue and income, our non-GAAP total expenses in the six months ended June 30, 2019 decreased by 0.9 percentage points, to 63.5% in the six months ended June 30, 2019 from 64.4% in the six months ended June 30, 2018. For a reconciliation of our non-GAAP Expenses to our Expenses, see “—Reconciliation of Non-GAAP Financial Measures.”

Cost of sales and services

Our Cost of sales and services amounted to R$1,302.2 million in the six months ended June 30, 2019, an increase of R$374.7 million, or 40.4%, from R$927.5 million in the six months ended June 30, 2018. As a percentage of the total of our Net revenue from transaction activities and other services and our Net revenue from sales, our Cost of sales and services posted a decrease of 2.0 percentage points, to 79.3% in the six months ended June 30, 2019 from 81.3% in the six months ended June 30, 2018.

Within our Cost of sales and services line item, our Cost of services, expressed as a percentage of our Net revenue from transaction activities and other services, decreased to 62.3% in the six months ended June 30, 2019 from 69.8% in the six months ended June 30, 2018, principally due to the mix of debit and credit card payments processed containing a higher percentage of debit card payments and lower debit interchange fee expenses. Our Cost of sales, expressed as a percentage of our Net revenue from sales, increased to 275.0% in the six months ended June 30, 2019 from 141.4% in the six months ended June 30, 2018, due to hardware price reductions.

In the six months ended June 30, 2019, our non-GAAP Cost of sales and services amounted to R$1,297.8 million (reflecting the exclusion of the LTIP adjustment of R$4.3 million in the six months ended June 30, 2019), an increase of R$419.8 million, or 47.8%, from R$878.0 million in the six months ended June 30, 2018 (reflecting the exclusion of the LTIP adjustment of R$49.5 million in the six months ended June 30, 2018). For a reconciliation of our non-GAAP Cost of sales and services to our Cost of sales and services, see “—Reconciliation of Non-GAAP Financial Measures.”

Selling expenses

Our Selling expenses amounted to R$214.1 million in the six months ended June 30, 2019, an increase of R$36.1 million, or 20.3%, from R$178.0 million in the six months ended June 30, 2018. As a percentage of our Total revenue and income, our Selling expenses decreased by 1.1 percentage points, to 8.1% in the six months ended June 30, 2019 from 9.2% in the six months ended June 30, 2018. This decrease in our Selling expenses as a percentage of our Total revenue and income was driven by our growth, as we continue to leverage our selling expenses base as our TPV increases.

Administrative expenses

Our Administrative expenses amounted to R$202.2 million in the six months ended June 30, 2019, a decrease of R$126.0 million, or 38.4%, from R$328.2 million in the six months ended June 30, 2018. This decrease in the six months ended June 30, 2019 was mainly due to higher Share based long-term incentive plan (LTIP) expenses in the six months ended June 30, 2018 related to our IPO. As a percentage of our Total revenue and income, our Administrative expenses decreased by 9.3 percentage points, to 7.7% in the six months ended June 30, 2019 from 17.0% in the six months ended June 30, 2018.

For the six months ended June 30, 2019 our non-GAAP Administrative expenses amounted to R$152.3 million, an increase of R$47.4 million, or 45.2%, from R$104.9 million in the six months ended June 30, 2018, which figures exclude the LTIP adjustment of R$49.9 million in the six months ended June 30, 2019 and R$223.3 million in the six months ended June 30, 2018, respectively. Our non-GAAP Administrative expenses represented 5.8% of the total of our non-GAAP Net revenue and income in both the six months ended June 30, 2019 and the six months ended June 30, 2018. For a reconciliation of our non-GAAP Administrative expenses to our Administrative expenses, see “— Reconciliation of Non-GAAP Financial Measures.”

Financial expenses

Our Financial expenses amounted to R$8.0 million in the six months ended June 30, 2019, a decrease of R$11.3 million, or 58.5%, from expenses of R$19.3 million in the six months ended June 30, 2018. Expressed as a percentage of our Financial income, our Financial expenses represented 0.9% in the six months ended June 30, 2019 and 3.2% in the six months ended June 30, 2018. This decrease was mainly driven by the impact of R$13.8 million related to the impact of the IOF tax on the remittance of our sale of new shares in our IPO and our follow-on offering from the Cayman Islands to Brazil in the six months ended June 30, 2018.

Our non-GAAP Financial expenses, which excludes the IOF tax amount of R$13.8 million, amounted to R$5.5 million in the six months ended June 30, 2018. For a reconciliation of our non-GAAP Financial expenses to our Financial expenses, see “—Reconciliation of Non-GAAP Financial Measures.”

Other expenses, net

Our Other expenses, net, recorded R$4.1 million in the six months ended June 30, 2019 and R$1.0 million in the six months ended June 30, 2018. For both periods, these net amounts principally reflect expenses related to civil and labor litigation proceedings.

Profit before income taxes

Our Profit before income taxes amounted to R$910.5 million in the six months ended June 30, 2019, an increase of R$434.8 million, or 91.4%, from R$475.7 million in the six months ended June 30, 2018. This increase was due to significant continued growth in our Total revenue and income, reflecting volume growth in both our net revenue items as well growth in income from our early payment of receivables feature.

Our non-GAAP Profit before income taxes amounted to R$964.7 million in the six months ended June 30, 2019, an increase of R$319.4 million, or 49.5% from R$645.3 million in the six months ended June 30, 2018, for the reasons discussed above. For a reconciliation of our non-GAAP Profit before income taxes to our Profit before income taxes, see “—Reconciliation of Non-GAAP Financial Measures.”

Income tax and social contribution

Income tax and social contribution amounted to expenses of R$278.0 million in the six months ended June 30, 2019, an increase of R$178.3 million from expenses of R$99.7 million in the six months ended June 30, 2018. This item consists of current income tax and social contribution and deferred income tax and social contribution.

Our Current income tax and social contribution expense in the six months ended June 30, 2019 amounted to R$51.5 million, a decrease of R$68.7 million from R$120.2 million in the six months ended June 30, 2018. Our Deferred income tax and social contribution in the six months ended June 30, 2019 amounted to an expense of R$226.5 million, an increase of R$247.0 million compared with a tax benefit of R$20.5 million in the six months ended June 30, 2018.

Our effective tax rate increased by 10.0 percentage points to 31.0% in the six months ended June 30, 2019 from 21.0% in the six months ended June 30, 2018. In the six months ended June 30, 2018 we had a benefit of the exchange variation from U.S. dollars to reais which is not taxable under the Companies Law of 1960 of the Cayman Islands. In the six months ended June 30, 2019, the difference between the effective income tax and social contribution rate and the rate computed by applying the Brazilian federal statutory rate was mainly related to the Technological Innovation Law (Lei do Bem), which reduces income tax charges based on investments made in innovation and technology, such as those made by PagSeguro Brazil, our Brazilian operating subsidiary.

Our non-GAAP Deferred income tax for the six months ended June 30, 2019 amounted to R$296.4 million, a decrease of R$106.1 million, or 55.8%, compared to R$190.3 million in the six months ended June 30, 2018, for the reasons discussed above. For a reconciliation of our non-GAAP Deferred income tax and social contribution to our Deferred income tax and social contribution, see “— Reconciliation of Non-GAAP Financial Measures.”

Our non-GAAP effective tax rate decreased by 1.2 percentage points to 30.7% in the six months ended June 30, 2019, from 29.5% in the six months ended June 30, 2018. For a reconciliation of our non-GAAP financial measures to the corresponding GAAP financial measures, see “—Reconciliation of Non-GAAP Financial Measures.”

Net income for the period

Our Net income for the period in the six months ended June 30, 2019 amounted to R$632.5 million, an increase of R$256.4 million, or 68.2%, from R$376.1 million in the six months ended June 30, 2018. As a percentage of our Total revenue and income, our Net income for the period increased by 4.4 percentage points, to 23.9% in the six months ended June 30, 2019 compared with 19.5% in the six months ended June 30, 2018. This increase was driven by growth in active merchants and TPV, resulting in greater leverage of our operating expenses, as discussed above.

Our non-GAAP Net income for the six months ended June 30, 2019 amounted to R$668.3 million, an increase of R$213.3 million, or 46.8%, from R$455.0 million in the six months ended June 30, 2018, reflecting the sum of the non-GAAP adjustments described above. For a reconciliation of our non-GAAP Net income to our Net income, see “—Reconciliation of Non-GAAP Financial Measures.”

Liquidity and Capital Resources

The following discussion of our liquidity and capital resources is based on the financial information derived from our Interim Financial Statements.

General

Our principal liquidity requirements relate to the early payment of receivables feature that we offer merchants. We believe our current working capital is sufficient for present requirements. Through the date of this current report, we have satisfied our funding and working capital requirements (i) through the cash generated by our businesses and (ii) by obtaining early payment of note receivables due to us from the card issuers and acquirers.

The table below presents our cash position at the beginning of each period, and our net cash provided by operating activities, net cash used in investing activities and net cash provided by financing activities during the periods indicated:

	At and for the Six Months Ended June 30,
	(in millions of reais)
	(unaudited)
	2019	2018
Liquidity and Capital Resources
Cash and cash equivalents	254.8	2,913.5
Net cash used in operating activities	(447.8)	(1,859.8)
Net cash provided by (used in) investing activities	(2,044.7)	133.0
Net cash provided by (used in) financing activities	(15.7)	4,573.5

Our cash and cash equivalents include cash on hand, deposits with banks and other short-term highly liquid investments with original maturities of three months or less, and with immaterial risk of change in value. For more information, see Note 5 to our Interim Financial Statements.

Cash Flows

Our Net Cash provided by operating activities consists of (i) our Profit before income taxes for the year, (ii) amounts that are recorded as expenses or revenues in our statement of income but which do not affect cash, (iii) amounts representing changes in our operating assets and liabilities, (iv) the cash amounts of income taxes and social contributions that we pay during the period, (v) the cash amounts of interest income received and (vi) interest paid on outstanding borrowings.

Our Cash flows used in investing activities consist of amounts paid on acquisitions, our purchases of property and equipment, our purchases of intangible assets, and our new financial investments less the payments we make to redeem existing financial investments.

Our Cash flows from financing activities consist of the proceeds from our January 2018 IPO and follow-on offering and respective transaction costs. In 2018, we also repurchased shares in accordance with our share repurchase program, which was approved by our board of directors in October 2018. For more information on our share repurchases, see “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers” in our 2018 Form 20-F.

Cash Flows in the Six Months ended June 30, 2019

Our cash and cash equivalents at the beginning of the six months ended June 30, 2019 amounted to R$2,763.1 million.

Our Profit before income taxes in the six months ended June 30, 2019, as discussed above, was R$910.5 million.

The adjustments for revenue, income and expenses recorded in our statement of income in the six months ended June 30, 2019 but which did not affect our cash flows totaled the positive amount of R$188.9 million, mainly due to R$27.8 million of Share-based long-term incentive plan (LTIP) expenses, R$74.5 million in Chargebacks, R$48.1 million of Depreciation and amortization recorded in our statement of income and R$30.8 million of other financial cost (net), mainly due to R$28.3 million related to interest income received from financial investments. LTIP expenses relate to equity awards under our LTIP. Chargebacks relate to amounts that we initially recorded as revenues but for which we did not receive the related cash payment due primarily to fraud.

The adjustments for changes in our operating assets and liabilities in the six months ended June 30, 2019 amounted to a negative cash flow of R$1,633.8 million:

•

Our Accounts receivable item, which is presented net of transaction costs and financial expenses we incur when we elect to receive early payment of the accounts receivable owed to us by card issuers, consists of the difference between the opening and closing balances of the Accounts receivable item of Current Assets and Non-current assets on our balance sheet (R$9,871.5 million at June 30, 2019 compared to R$8,104.7 million at year-end 2018) excluding interest income received in cash and chargebacks, which are presented separately in the statement of cash flows. Accounts receivable represented a negative cash flow of R$1,979.9 million in the six months ended June 30, 2019.

•

Our Payables to third parties item, which is presented net of revenue from transaction activities and financial income we receive when merchants elect to receive early payments, consists of the difference between the opening and closing balances of the Payables to third parties item of Current Liabilities on our balance sheet (R$4,581.5 million at June 30, 2019 compared to R$4,324.2 million at year-end 2018). Payables to third parties represented positive cash flow of R$257.3 million in the six months ended June 30, 2019.

•

Our Receivables from (payables to) related parties item consists of the difference between the opening and closing balances of the Payables to related parties item (i.e., UOL) of Current Liabilities on our balance sheet (R$34.9 million at June 30, 2019 compared to R$30.8 million at year-end 2018). Receivables from (payables to) related parties represented positive cash flow of R$4.1 million in the six months ended June 30, 2019.

•

Our Inventories item represents changes in the carrying value of the Inventories item of Current Assets on our balance sheet. This item represented positive cash flow of R$3.1 million in the six months ended June 30, 2019.

•

Our Salaries and social charges item represent amounts that were recorded on our statement of income, but which remained unpaid at the end of the period, principally because they related to the final month of the period. This item represented positive cash flow of R$35.0 million in the six months ended June 30, 2019.

•

Our Trade payables item consists of the difference between the opening and closing balances of the trade payables (R$239.5 million at June 30, 2019 compared to R$165.2 million at year-end 2018). Trade payables represented positive cash flow of R$73.7 million in the six months ended June 30, 2019.

•	Our Taxes and contributions item represent sales taxes (ISS, ICMS, PIS and COFINS). This item represented positive cash flow of R$6.1 million in the six months ended June 30, 2019.

Since our statement of cash flows begins with our Profit before income taxes, it also adjusts for cash amounts paid in respect of our income tax and social contribution, which totaled R$52.1 million in the six months ended June 30, 2019. Our statement of cash flows also adjusts for interest income received in cash, which represented a positive cash flow of R$138.7 million in the six months ended June 30, 2019.

As a result of the above, our Net Cash used in operating activities in the six months ended June 30, 2019 totaled R$447.8 million.

Our Cash flows used in investing activities in the six months ended June 30, 2019 totaled R$2,044.7 million. This amount consisted of R$148.5 million in purchases and development of intangible assets, which represent purchases of third-party software and salaries and other amounts that we paid to develop internally software and technology, which we capitalize as intangible assets, and R$1,790.1 million related to our conversion of cash and cash equivalents to investments in Brazil’s government treasury bonds (“LFTs”).

Our Cash flows used in financing activities in the six months ended June 30, 2019 totaled R$15.7 million, principally related to our acquisition of the remaining 49% of R2Tech Informática S.A. in February 2019.

After accounting for the total decrease in Cash and cash equivalents of R$2,508.3 million discussed above, our Cash and cash equivalents at June 30, 2019 amounted to R$254.8 million.

Cash Flows in the Six Months ended June 30, 2018

Our cash and cash equivalents at the beginning of the six months ended June 30, 2018 amounted to R$66.8 million.

Our Profit before income taxes in the six months ended June 30, 2018, as discussed above, was R$475.7 million.

The adjustments for revenue, income and expenses recorded in our statement of income in the six months ended June 30, 2018 but which did not affect our cash flows totaled the positive amount of R$231.8 million, mainly due to R$162.4 million of Share-based long-term incentive plan (LTIP) expenses, R$28.1 million in Chargebacks and R$38.5 million of Depreciation and amortization recorded in our statement of income. Share based long-term incentive plan (LTIP) relates to expenses for equity awards under our LTIP. Chargebacks relate to amounts that we initially recorded as revenues but for which we did not receive the related cash payment due to fraud.

The adjustments for changes in our operating assets and liabilities in the six months ended June 30, 2018 amounted to a negative cash flow of R$2,616.6 million:

•

Our Note receivables item, which is presented net of transaction costs and financial expenses we incur when we elect to receive early payment of the note receivables owed to us by card issuers, consists of the difference between the opening and closing balances of the Note receivables item of Current Assets on our balance sheet (R$6,172.1 million at June 30, 2018 versus R$3,522.3 million at year-end 2017) excluding interest income received in cash and chargebacks, which are presented separately in the statement of cash flows. Note receivables represented a negative cash flow of R$2,838.1 million in the six months ended June 30, 2018. From the R$2,838.1 million of negative cash flow, R$1,581.6 million was from note receivables for which we received early payment from issuing banks as of December 31, 2017 and which were subsequently repaid during 2018 with our IPO primary share proceeds. The remaining R$1,256.5 million negative cash flow is related to TPV growth in the six months ended June 30, 2018.

•

Our Payables to third parties item, which is presented net of revenue from transaction activities and financial income we receive when merchants elect to receive early payments, consists of the difference between the opening and closing balances of the Payables to third parties item of Current Liabilities on our balance sheet (R$3,084.8 million at June 30, 2018 versus R$3,080.6 million at year-end 2017). Payables to third parties represented positive cash flow of R$4.2 million in the six months ended June 30, 2018.

•

Our Receivables from (payables to) related parties item consists of the difference between the opening and closing balances of the Receivables from related parties item (i.e., UOL) of Current Assets on our balance sheet (no balance at June 30, 2018 versus R$124.7 million at year-end 2017) offset by the difference between the opening and closing balances of the Payables to related parties item (i.e., UOL) of Current Liabilities on our balance sheet (R$33.6 million at June 30, 2018 versus R$39.1 million at year-end 2017), which represented movements in our treasury cash position with UOL prior to the completion of our IPO. Receivables from (payables to) related parties represented positive cash flow of R$119.1 million in the six months ended June 30, 2018. Our cash management has been separated from UOL’s cash management starting from the date of completion of our IPO. Any remaining balances that related to prior cash management activities began accruing interest on arms’ length terms from the date of completion of our IPO, and all such balances were repaid by UOL.

•

Our Inventories item represents changes in the carrying value of the Inventories item of Current Assets on our balance sheet. This item represented positive cash flow of R$4.5 million in the six months ended June 30, 2018.

•

Our Salaries and social charges item represent amounts that were recorded on our statement of income, but which remained unpaid at the end of the period, principally because they related to the final month of the period. This item represented positive cash flow of R$1.4 million in the six months ended June 30, 2018.

•	Our Taxes and contributions item represent sales taxes (ISS, ICMS, PIS and COFINS). This item represented positive cash flow of R$22.3 million in the six months ended June 30, 2018.

We paid income tax and social contributions in cash totaling R$110.8 million and we recorded a positive cash flow of R$160.2 million related to interest income received in cash in the six months ended June 30, 2018. Our cash flows in the six months ended June 30, 2018 show no amount adjusted for interest paid.

As a result of the above, our Net Cash used in operating activities in the six months ended June 30, 2018 totaled R$1,859.8 million.

Our Cash flows provided by investing activities in the six months ended June 30, 2018 totaled R$133.0 million. This amount consisted of R$211.1 million in redemptions of financial investments, representing total cash that we withdrew during the period. We also invested R$66.4 million in purchases and development of intangible assets, which represent purchases of third-party software and salaries and other amounts that we paid to develop internally software and technology, which we capitalize as intangible assets.

Our Cash flows provided by financing activities in the six months ended June 30, 2018 totaled R$4,573.5 million, consisting of R$4,744.9 million representing our IPO and follow-on offering primary share proceeds, less R$186.3 million representing transaction costs, both of which related to our IPO and follow-on offering.

After accounting for the total increase in Cash and cash equivalents of R$2,846.7 million discussed above, our Cash and cash equivalents at June 30, 2018 amounted to R$2,913.5 million.

Loans and Financings

We had no third party borrowings at June 30, 2019, since we satisfied our funding and working capital requirements during this period through our January 2018 IPO primary share proceeds and follow-on offering primary share proceeds.

For further information on our financing activities, see Note 23 to our Interim Financial Statements.

Capital Expenditures

The net total of our capital expenditures (purchases of property and equipment and purchases and development of intangible assets), for the six months ended June 30, 2019 and 2018 were R$238.9 million and R$78.1 million, respectively, most of which related to data processing equipment, facilities, machinery and equipment, furniture and fittings, leasehold improvements, software and technology.

For further information on our capital expenditures, see Notes 10 and 11 to our Interim Financial Statements.

Commitments and Contractual Obligations

Our contractual obligations at June 30, 2019 consisted of obligations to purchase POS devices and platform technology for our acquirer operations as follows:

	At June 30, 2019
	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
	(R$ millions)
POS device purchases	384.2	—	—	—	384.2
Acquirer platform technology	4.0	—	—	—	4.0
Total	388.2	—	—	—	388.2

Off-Balance Sheet Arrangements

Other than the contractual obligations shown above, we do not have any off-balance sheet arrangements and did not have any such arrangements for the six months ended June 30, 2019.

Critical Accounting Estimates and Judgments

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying our accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, are described below and in Note 3 to our audited consolidated financial statements.

Accounting estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Based on assumptions, PagSeguro Digital makes estimates concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below:

Estimated useful life of intangible assets

PagSeguro Digital uses an estimated useful life to calculate and record the amortization applied to its intangible assets which may differ from the actual term over which the intangible assets are expected to generate benefits for PagSeguro Digital.

The amortization of software usage rights is defined based on the effective period of the license contracted.

The amortization of internally developed software is defined based on the period over which the software will generate future economic benefits.

Deferred income tax and social contribution

PagSeguro Digital recognizes deferred income tax and social contribution based on future taxable profit estimates for the next ten years. These projections are periodically reviewed and approved by management.

Provision for contingencies

PagSeguro Digital recognizes provisions for civil and labor proceedings. We recognize provisions for legal proceedings in our financial statements when we are advised by independent outside counsel that (i) it is probable that an outflow of resources will be required to settle the obligation, and (ii) a reliable estimate of the amount of such obligation can be made. The assessment of probability of loss includes assessing the available evidence and jurisprudence, the hierarchy of laws and recent court decisions. Provisions are reviewed and adjusted to consider changes in circumstances such as the applicable statute of limitations, findings of tax inspections and additional risks identified based on new issues or court decisions.

Quantitative and Qualitative Disclosures about Market Risk

General

Our activities expose us to a variety of financial risks: foreign exchange risk, fraud risk (chargebacks), credit risk and liquidity risk. Our overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on our financial performance. We use derivative financial instruments to hedge certain risk exposures, when applicable.

Among the main market risk factors that may affect the PagSeguro business are the following:

Foreign Exchange Risk

Foreign exchange risk arises when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the entity’s functional currency. At December 31, 2016, we had borrowings denominated in foreign currency that were linked to derivatives (swaps). At June 30, 2019 and December 31, 2018 and 2017, we were not materially exposed to foreign exchange risk.

Fraud Risk (Chargebacks)

Our sales transactions are susceptible to potentially fraudulent or improper sales. We use the following two main procedures to control fraud risk:

The first procedure consists of monitoring, on a real time basis, transactions carried out using credit and debit cards and boletos through an anti-fraud system. This process approves or rejects suspicious transactions at the time of the authorization, based on statistical models that are revised on an ongoing basis.

The second procedure detects chargebacks and disputes not identified by the first procedure. This is a complementary procedure and increases our ability to avoid and manage chargebacks.

Credit Risk

Credit risk is managed on a group basis. This risk is limited to the possibility of default by (a) card issuers, who are required to transfer the fees charged for transactions carried out by their card holders to the credit and debit card schemes, and/or (b) acquirers, which we use to approve transactions with card issuers.

In order to mitigate this risk, we have established a Credit and Liquidity Risk Committee, whose responsibility is to assess the level of risk of each card issuer served by us, classifying them into three groups:

(i)	card issuers presenting a low level of risk, who have credit ratings assigned by Fitch, S&P or Moody’s and who do not require additional monitoring;

(ii)	card issuers presenting a medium level of risk, who are monitored in accordance with Basel requirements and property, plant and equipment ratios; and

(iii)	card issuers presenting a high level of risk, who are assessed by the Credit and Liquidity Risk Committee at monthly meetings.

No credit limits were exceeded in 2018, 2017 or 2016 nor in the six months ended June 30, 2019 and 2018. Management does not expect any losses from non-performance by these counterparties in addition to the amounts already recognized as chargebacks, presented as fraud risk.

Liquidity Risk

We manage liquidity risk by maintaining reserves, bank and credit lines to obtain borrowings when deemed appropriate. We continuously monitor actual and projected cash flows and match the maturity profile of our financial assets and liabilities in order to ensure we have sufficient funds to honor our obligations to third parties and meet our operational needs.

We invest surplus cash in interest-bearing financial investments, choosing instruments with appropriate maturity or sufficient liquidity to provide adequate margins as determined by the forecasts.

RECENT DEVELOPMENTS

In January 2019, we acquired BBN Banco Brasileiro de Negócios S.A. (renamed BancoSeguro S.A. in February 2019), or BancoSeguro, through BS Holding Financeira Ltda., or BS Holding, a holding company incorporated under PagSeguro Digital. The transaction was executed on October 18, 2018 and the Central Bank’s approval was published in the Official Gazette on January 16, 2019. BancoSeguro holds a multi-bank license to provide financial services. We expect that this acquisition will allow us to expand our banking products and services offering.

In May 2019, we launched PagBank, our free PagBank digital account with related banking services offered through the PagBank mobile app. The PagBank business activity enables us to expand into the banking market which, according to research conducted by the Company and Goldman Sachs & Co. LLC, is 14 times larger than the payment market. In June 2019, we had 1.4 million PagBank active users.

On May 29, 2019, PagSeguro Brazil and UOL Diveo signed technical and business proposals related to certain public and private cloud and IT infrastructure services under the brands OpenStack and VirtuStream. The OpenStack technical proposal and the VirtuStream technical and business proposals related to IT infrastructure services are governed by UOL Diveo’s Form of Cloud IT Solution Agreement, registered on April 5, 2018 at the 8th Public Registry of Deeds and Documents. The OpenStack business proposal is governed by UOL Diveo’s Form of Cloud IT Solution Agreement, registered on April 5, 2018 at the 8th Public Registry of Deeds and Documents.

In March 2019, we acquired a minority stake with path to control in NetPOS, an ERP software provider in the retail and food service segments. We expect that this acquisition will enhance our value to merchants by combining payments and software integration into our smart POS, providing features such as invoicing, inventory control and financial reports.

On July 1, 2019, PagSeguro Brazil and UOL Diveo entered into a colocation agreement under which UOL Diveo provides data storage services to PagSeguro Brazil. These services include assignment of information technology infrastructure and provision of space and internet access to PagSeguro Brazil’s data center. Under the Colocation Agreement, PagSeguro Brazil also has the option to contract certain management services from UOL Diveo. This Colocation Agreement replaces the Colocation Agreement, dated as of January 1, 2017, between PagSeguro Brazil and UOL Diveo.

On July 15, 2019, PagSeguro Brazil and Compasso Tecnologia Ltda., or Compasso, entered into a Software Development and Implantation Services Agreement which sets forth the general terms and conditions under which Compasso provides PagSeguro Brazil with certain software implantation and/or development services in accordance with the service agreements entered into between the parties on August 13, 2019. Pursuant to this agreement, PagSeguro Brazil may not elect to contract data storage and IT related services from Compasso, unless a separate agreement is entered into specifically for these services.

In August 2019, we acquired 100.0% of the software provider Yamí Serviços Technológicos Ltda., which provides a back-office platform for e-commerce and marketplace and is a gateway specialized in split payment.

On August 7, 2019, our board of directors ratified the LTIP-Goals, approving a revision which will result in beneficiaries under the LTIP-Goals being granted awards based on a certain number of Class A common shares instead of based on a relevant cash value. Awards may be payable in cash, Class A common shares or a combination of the two, at the discretion of the LTIP-Goals Committee based on the goals established in our corporate results-sharing plan for any given year.

In September 2019, we launched a new feature for our free PagBank digital account through which we will pay interest on account balances maintained for at least 30 days. We believe that this feature will increase loyalty and engagement to our digital ecosystem and also help us acquire new PagBank users.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 15, 2019

PagSeguro Digital Ltd.

By:	/s/ Eduardo Alcaro
Name: Eduardo Alcaro
Title: Chief Financial and Investor Relations Officer, Chief Accounting Officer and Director